                                                                    EXHIBIT 99.1
ITEM 1. BUSINESS

                                   REGULATION

     We are subject to regulation by various federal, state and local governmental agencies, including the regulations described below.

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     As a subsidiary of a registered public utility holding company, we are subject to a comprehensive regulatory scheme imposed by the Securities and Exchange Commission (SEC) in order to protect customers, investors and the public interest. Although the SEC does not regulate rates and charges under the 1935 Act, it does regulate the structure, financing, lines of business and internal transactions of public utility holding companies and their system companies. In order to obtain financing, acquire additional public utility assets or stock, or engage in other significant transactions, we are required to obtain approval from the SEC under the 1935 Act.

     CenterPoint Energy received an order from the SEC under the 1935 Act on June 30, 2003 and supplemental orders thereafter relating to its financing activities and those of its regulated subsidiaries, including us, as well as other matters. The orders are effective until June 30, 2005. As of December 31, 2003, the orders generally permitted CenterPoint Energy and its subsidiaries, including us, to issue securities to refinance indebtedness outstanding at June 30, 2003, and authorized CenterPoint Energy and its subsidiaries, including us, to issue certain incremental external debt securities and common and preferred stock through June 30, 2005, without prior authorization from the SEC. The orders also contain certain requirements regarding ratings of CenterPoint Energy's securities, interest rates, maturities, issuance expenses and use of proceeds. The orders require that we maintain a ratio of common equity to total capitalization of at least 30%.

FEDERAL ENERGY REGULATORY COMMISSION

     We are not a "public utility" under the Federal Power Act and therefore are not generally regulated by the Federal Energy Regulatory Commission, although certain of our transactions are subject to limited FERC jurisdiction.

STATE AND LOCAL REGULATION

     We conduct operations pursuant to a certificate of convenience and necessity issued by the Texas Utility Commission that covers our present service area and facilities. In addition, we hold non-exclusive franchises, typically having a term of forty years, from the incorporated municipalities in our service territory. These franchises give us the right to construct, operate and maintain our transmission and distribution system within the streets and public ways of these municipalities for the purpose of delivering electric service to the municipality, its residents and businesses in exchange for payment of a fee. The franchise for the City of Houston is scheduled to expire in 2007.

     All retail electric providers in our service area pay the same rates and other charges for transmission and distribution services.

     Our distribution rates charged to retail electric providers for residential customers are based on amounts of energy delivered whereas distribution rates for a majority of commercial and industrial customers are based on peak demand. Transmission rates charged to other distribution companies are based on amounts of energy transmitted under "postage stamp" rates that do not vary with the distance the energy is being transmitted. All distribution companies in ERCOT pay us the same rates and other charges for transmission services. Our current transmission and distribution rates have been in effect since January 1, 2002, when electric competition began. This regulated delivery charge includes the transmission and distribution rate (which includes costs for nuclear decommissioning and municipal franchise fees), a system benefit fund fee imposed by the Texas electric restructuring law, a transition charge associated with securitization of regulatory assets and an excess mitigation credit imposed by the Texas Utility Commission.

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
                              ENVIRONMENTAL MATTERS

     We are subject to a number of federal, state and local laws and regulations relating to the protection of the environment and the safety and health of company personnel and the public. These requirements relate to a broad range of our activities, including:

     -    the discharge of pollutants into the air, water and soil;

     - the identification, generation, storage, handling, transportation, disposal, record keeping, labeling and reporting of, and the emergency response in connection with, hazardous and toxic materials and wastes, including asbestos, associated with our operations;

     -    noise emissions from our facilities; and

     - safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities.


     In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

     -    construct or acquire new equipment; and

     -    modify or replace existing and proposed equipment.

     If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose upon us civil fines or liabilities for property damage, personal injury and possibly other costs.

     Under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), owners and operators of facilities from which there has been a release or threatened release of hazardous substances, together with those who have transported or arranged for the disposal of those substances, are liable for:

     -    the costs of responding to that release or threatened release; and

     -    the restoration of natural resources damaged by any such release.

LIABILITY FOR PREEXISTING CONDITIONS AND REMEDIATION

    Asbestos and Other. As a result of their age, many of our facilities contain significant amounts of asbestos insulation, other asbestos-containing materials and lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities.

    We have been named, along with numerous others, as a defendant in a large number of lawsuits filed by a number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. We anticipate that additional claims like those received may be asserted in the future, and we intend to continue our practice of vigorously contesting claims that we do not consider to have merit.

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                                  RISK FACTORS

               PRINCIPAL RISK FACTORS ASSOCIATED WITH OUR BUSINESS

   WE MAY NOT BE SUCCESSFUL IN RECOVERING THE FULL VALUE OF OUR TRUE-UP COMPONENTS.

     We expect to make a filing on March 31, 2004 in a true-up proceeding provided for by the Texas electric restructuring law. The purpose of this proceeding will be to quantify and reconcile the following costs or true-up components:

     - "stranded costs," which consist of the positive excess of the regulatory net book value of generation assets, as defined, over the market value of the assets;

     - the difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period;

     - the Texas jurisdictional amount reported by the previously vertically integrated electric utilities as generation-related regulatory assets and liabilities (offset and adjusted by specified amounts) in their audited financial statements for 1998;

     -    final fuel over- or under-recovery; less

     -    "price to beat" clawback components.

     We will be required to establish and support the amounts we seek to recover in the 2004 True-Up Proceeding. We expect these amounts to be substantial. Third parties will have the opportunity and are expected to challenge our calculation of these amounts. To the extent recovery of a portion of these amounts is denied or if we agree to forego recovery of a portion of the request under a settlement agreement, we would be unable to recover these costs in the future. Additionally, in October 2003, a group of intervenors filed a petition asking the Texas Utility Commission to open a rulemaking proceeding and reconsider certain aspects of its true-up rules. In November 2003, the Texas Utility Commission voted to deny the petition. Despite the denial of the petition, we expect that issues could be raised in the 2004 True-Up Proceeding regarding our compliance with the Texas Utility Commission's rules regarding ECOM recovery, including whether Texas Genco has auctioned all capacity it is required to auction in view of the fact that some capacity has failed to sell in the state-mandated auctions. We believe Texas Genco has complied with the requirements under the applicable rules, including re-offering the unsold capacity in subsequent auctions. If events were to occur during the 2004 True-Up Proceeding that made the recovery of the ECOM true-up regulatory asset no longer probable, we would write off the unrecoverable balance of such asset as a charge against earnings.

     In the event we have not begun to recover the amounts established in the 2004 True-Up Proceeding prior to our $1.3 billion term loan maturity date in November 2005, our ability to repay or refinance this term loan may be adversely affected.

     The Texas Utility Commission's ruling that the 2004 True-Up Proceeding filing will be made on March 31, 2004 means that the calculation of the market value of a share of Texas Genco common stock for purposes of the Texas Utility Commission's stranded cost determination will be based on market prices during the 120 trading days ending on March 30, 2004 plus a control premium, if any, up to a maximum of 10%. If Texas Genco is sold to a third party at a lower price than the market value used by the Texas Utility Commission, we would be unable to recover the difference.

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

   OUR RECEIVABLES ARE CONCENTRATED IN A SMALL NUMBER OF RETAIL ELECTRIC PROVIDERS.

     Our receivables from the distribution of electricity are collected from retail electric providers that supply the electricity we distribute to their customers. Currently, we do business with approximately 43 retail electric providers. Adverse economic conditions, structural problems in the new ERCOT market or financial difficulties of one or more retail electric providers could impair the ability of these retail providers to pay for our services or could cause them to delay such payments. We depend on these retail electric providers to remit payments on a timely basis. Any delay or default in payment could adversely affect our cash flows, financial condition and results of operations. Reliant Resources, through its subsidiaries, is our largest customer. Approximately 70% of our $83 million in billed receivables from retail electric providers at December 31, 2003 was owed by subsidiaries of Reliant Resources. Pursuant to the Texas electric restructuring law, Reliant Resources will be obligated to make a "price to beat" clawback payment to us in 2004 which is currently estimated by Reliant Resources to be $175 million. Our financial condition may be adversely affected if Reliant Resources is unable to meet these obligations.

   RATE REGULATION OF OUR BUSINESS MAY DELAY OR DENY OUR FULL RECOVERY OF OUR COSTS.

     Our rates are regulated by certain municipalities and the Texas Utility Commission based on an analysis of our invested capital and expenses incurred in a test year. Thus, the rates that we are allowed to charge may not match our expenses at any given time. While rate regulation in Texas is premised on providing a reasonable opportunity to recover reasonable and necessary operating expenses and to earn a reasonable return on our invested capital, there can be no assurance that the Texas Utility Commission will judge all of our costs to be reasonable or necessary or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of our costs.

   DISRUPTIONS AT POWER GENERATION FACILITIES OWNED BY THIRD PARTIES COULD INTERRUPT OUR SALES OF TRANSMISSION AND DISTRIBUTION SERVICES.

     We depend on power generation facilities owned by third parties to provide retail electric providers with electric power which we transmit and distribute to customers of the retail electric providers. We do not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, our services may be interrupted, and our results of operations, financial condition and cash flows may be adversely affected.

OUR REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A portion of our revenues is derived from rates that we collect from each retail electric provider based on the amount of electricity we distribute on behalf of each retail electric provider. Thus, our revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

RISK FACTORS ASSOCIATED WITH OUR CONSOLIDATED FINANCIAL CONDITION

   IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO FUND FUTURE CAPITAL EXPENDITURES AND REFINANCE EXISTING INDEBTEDNESS COULD BE LIMITED.

     As of December 31, 2003, we had $3.9 billion of outstanding indebtedness on a consolidated basis, including a $1.3 billion collateralized term loan due in 2005. In addition, the capital constraints and other factors currently impacting our business may require our future indebtedness to include terms that are more restrictive or burdensome than those of our current indebtedness. These terms may negatively impact our ability to operate our business or adversely affect our financial condition and results of operations. The success of our future financing efforts may depend, at least in part, on:

     -    our ability to recover the true-up components;

     -    general economic and capital market conditions;

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     -    credit availability from financial institutions and other lenders;

     -    investor confidence in us and the market in which we operate;

     -    maintenance of acceptable credit ratings by us and by CenterPoint
          Energy;

     - market expectations regarding our future earnings and probable cash flows;

     - market perceptions of our ability to access capital markets on reasonable terms;

     - our exposure to Reliant Resources as our customer and in connection with Reliant Resources' indemnification obligations arising in connection with its separation from CenterPoint Energy;

     -    provisions of relevant tax and securities laws; and

     - our ability to obtain specific approval of specific financing transactions under the 1935 Act.

     Our capital structure and liquidity will be significantly impacted in the 2004/2005 period by our ability to recover the true-up components through the regulatory process beginning in March 2004. To the extent our recovery is denied or materially reduced, our liquidity and financial condition will be materially adversely affected.

     As of March 1, 2004, we have $3.2 billion principal amount of general mortgage bonds outstanding and $382 million of first mortgage bonds outstanding. We may issue additional general mortgage bonds on the basis of retired bonds, 70% of property additions or cash deposited with the trustee. Although approximately $400 million of additional first mortgage and general mortgage bonds could be issued on the basis of retired bonds and 70% of property additions as of December 31, 2003, we have agreed under the $1.3 billion collateralized term loan maturing in 2005 to not issue, subject to certain exceptions, more than $200 million of incremental secured or unsecured debt. In addition, we are contractually prohibited, subject to certain exceptions, from issuing additional first mortgage bonds.

     Our current credit ratings are discussed in our "Management's Narrative Analysis of Results of Operations--Liquidity--Impact on Liquidity of a Downgrade in Credit Ratings" in Item 7 of Part II of this report. We cannot assure you that these credit ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

   AN INCREASE IN SHORT-TERM INTEREST RATES COULD ADVERSELY AFFECT OUR CASH
   FLOWS.

     As of December 31, 2003, we had $1.3 billion of outstanding floating-rate debt owed to third parties. The interest rate spreads on such debt are substantially above our historical interest rate spreads. In addition, any floating-rate debt issued by us in the future could be at interest rates substantially above our historical borrowing rates. While we may seek to use interest rate swaps in order to hedge portions of our floating-rate debt, we may not be successful in obtaining hedges on acceptable terms. An increase in short-term interest rates could result in higher interest costs and could adversely affect our results of operations, financial condition and cash flows.

   THE FINANCIAL CONDITION AND LIQUIDITY OF OUR PARENT COMPANY COULD AFFECT OUR ACCESS TO CAPITAL, OUR CREDIT STANDING AND OUR FINANCIAL CONDITION.

     Our ratings and credit may be impacted by CenterPoint Energy's credit standing. CenterPoint Energy and its subsidiaries other than us have approximately $2.2 billion principal amount of debt required to be paid through 2006. This amount excludes amounts related to capital leases, securitization debt and indexed debt securities obligations. We cannot assure you that CenterPoint Energy and its other subsidiaries will be able to pay or refinance these amounts. If CenterPoint Energy were to experience a

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deterioration in its credit standing or liquidity difficulties, our access to credit and our ratings could be adversely affected and the repayment of notes receivable from CenterPoint Energy in the amount of $815 million as of December 31, 2003 could be adversely affected.

   WE ARE A WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY. CENTERPOINT ENERGY CAN EXERCISE SUBSTANTIAL CONTROL OVER OUR BUSINESS AND OPERATIONS AND COULD DO SO IN A MANNER THAT IS ADVERSE TO OUR INTERESTS.

     We are managed by officers and employees of CenterPoint Energy. Our management will make determinations with respect to the following:

     -    our payment of dividends;

     -    decisions on our financings and our capital raising activities;

     -    mergers or other business combinations; and

     -    our acquisition or disposition of assets.

     There are no contractual restrictions on our ability to pay dividends to CenterPoint Energy. Our management could decide to increase our dividends to CenterPoint Energy to support its cash needs. This could adversely affect our liquidity. Under the 1935 Act, our ability to pay dividends is restricted by the SEC's requirement that common equity as a percentage of total capitalization must be at least 30% after the payment of any dividend.

                                   OTHER RISKS

   WE COULD INCUR LIABILITIES ASSOCIATED WITH BUSINESSES AND ASSETS WE HAVE TRANSFERRED TO OTHERS.

     Under some circumstances, we could incur liabilities associated with assets and businesses we no longer own. These assets and businesses were previously owned by Reliant Energy directly or through subsidiaries and include:

     - those transferred to Reliant Resources or its subsidiaries in connection with the organization and capitalization of Reliant Resources prior to its initial public offering in 2001;

     - those transferred to Texas Genco in connection with its organization and capitalization; and

     - those transferred to CenterPoint Energy and us in connection with the August 2002 restructuring of Reliant Energy.

     In connection with the organization and capitalization of Reliant Resources, Reliant Resources and its subsidiaries assumed liabilities associated with various assets and businesses Reliant Energy transferred to them. Reliant Resources also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, CenterPoint Energy and its subsidiaries, including us, with respect to liabilities associated with the transferred assets and businesses. The indemnity provisions were intended to place sole financial responsibility on Reliant Resources and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Reliant Resources, regardless of the time those liabilities arose. If Reliant Resources is unable to satisfy a liability that has been so assumed in circumstances in which Reliant Energy has not been released from the liability in connection with the transfer, CenterPoint Energy or us could be responsible for satisfying the liability.

     Reliant Resources reported in its Annual Report on Form 10-K for the year ended December 31, 2003 that as of December 31, 2003 it had $6.1 billion of total debt and its unsecured debt ratings are currently below investment grade. If Reliant Resources were unable to meet its obligations, it would need to consider, among various options, restructuring under the bankruptcy laws, in which event Reliant Resources might not honor its indemnification obligations and claims by Reliant Resources' creditors might be made against us as its former owner.

     Reliant Energy and Reliant Resources are named as defendants in a number of lawsuits arising out of power sales in California and other West Coast markets and financial reporting matters. Although these matters relate to the business and operations of Reliant Resources, claims against Reliant Energy have been made on grounds that include the effect of Reliant Resources' financial results on Reliant Energy's historical financial statements and liability of Reliant Energy as a controlling shareholder of Reliant Resources. We could incur liability if claims in one or more of these lawsuits were successfully asserted against us and indemnification from Reliant Resources were determined to be unavailable or if Reliant Resources were unable to satisfy indemnification obligations owed to us with respect to those claims.

     In connection with the organization and capitalization of Texas Genco, Texas Genco assumed liabilities associated with the electric generation assets Reliant Energy transferred to it. Texas Genco also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, CenterPoint Energy and its subsidiaries, including us, with respect to liabilities associated with the transferred assets and businesses. In many cases the liabilities assumed were held by us and we were not released by third parties from these liabilities. The indemnity provisions were intended generally to place sole financial responsibility on Texas Genco and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Texas Genco, regardless of the time those liabilities arose. If Texas Genco were unable to satisfy a liability that had been so assumed or indemnified against, and provided Reliant Energy had not been released from the liability in connection with the transfer, we could be responsible for satisfying the liability.

   WE, AS A SUBSIDIARY OF CENTERPOINT ENERGY, A HOLDING COMPANY, ARE SUBJECT TO REGULATION UNDER THE 1935 ACT. THE 1935 ACT AND RELATED RULES AND REGULATIONS IMPOSE A NUMBER OF RESTRICTIONS ON OUR ACTIVITIES.

     CenterPoint Energy and its subsidiaries, including us but excluding Texas Genco, are subject to regulation by the SEC under the 1935 Act. The 1935 Act, among other things, limits the ability of a holding company and its regulated subsidiaries to issue debt and equity securities without prior authorization, restricts the source of dividend payments to current and retained earnings without prior authorization, regulates sales and acquisitions of certain assets and businesses and governs affiliate transactions.

     CenterPoint Energy and its subsidiaries, including us, received an order from the SEC under the 1935 Act on June 30, 2003 relating to financing activities, which is effective until June 30, 2005. We must seek a new order before the expiration date. Although authorized levels of financing, together with current levels of liquidity, are believed to be adequate during the period the order is effective, unforeseen events could result in capital needs in excess of authorized amounts, necessitating further authorization from the SEC. Approval of filings under the 1935 Act can take extended periods.

     The United States Congress is currently considering legislation that has a provision that would repeal the 1935 Act. We cannot predict at this time whether this legislation or any variation thereof will be adopted or, if adopted, the effect of any such law on our business.

   WE DO NOT MAINTAIN INSURANCE COVERAGE ON OUR TRANSMISSION AND DISTRIBUTION SYSTEM. INSUFFICIENT INSURANCE COVERAGE AND INCREASED INSURANCE COSTS COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     In common with other companies in our line of business that serve coastal regions, we do not have insurance covering our transmission and distribution system because we believe it to be cost prohibitive. If we were to sustain any loss of or damage to our transmission and distribution properties, we would be entitled to seek to recover such loss or damage through a change in our regulated rates, although there is no assurance that we would ultimately obtain any such rate recovery or that any such rate recovery would be timely granted. Therefore, we cannot assure you that we will be able to restore any loss of or damage to any of our transmission and distribution properties without negative impact on our results of operations, financial condition and cash flows.

                                       7
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ITEM 3. LEGAL PROCEEDINGS

    For a brief description of certain legal and regulatory proceedings affecting us, please read "Regulation" and "Environmental Matters" in Item 1 of this report and Notes 4 and 9(b) to our consolidated financial statements, which information is incorporated herein by reference.

     In addition to the matters incorporated herein by reference, the following matter that we previously reported has been resolved:

     In August and October 2003, class action lawsuits were filed against CenterPoint Houston and Reliant Energy Services in federal court in New York on behalf of purchasers of natural gas futures contracts on the New York Mercantile Exchange. A third, similar class action was filed in the same court in November 2003. The complaints alleged that the defendants manipulated the price of natural gas through their gas trading activities and price reporting practices in violation of the Commodity Exchange Act during the period January 1, 2000 through December 31, 2002. The plaintiffs sought damages based on the effect of such alleged manipulation on the value of the gas futures contracts they bought or sold. In January 2004, the plaintiffs voluntarily dismissed CenterPoint Houston from these lawsuits.


ITEM 7. MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS


                    CERTAIN FACTORS AFFECTING FUTURE EARNINGS

     Our past earnings are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on or be affected by numerous factors including:

     - the timing and outcome of the regulatory process leading to the determination and recovery of the true-up components and the securitization of these amounts;

     - state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, constraints placed on our activities or business by the 1935 Act, changes in or application of laws or regulations applicable to other aspects of our business and actions with respect to:

          -    allowed rates of return;

          -    rate structures;

          -    recovery of investments; and

          -    operation and construction of facilities;

     -    termination of accruals of ECOM true-up after 2003;

     - industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

     -    changes in interest rates or rates of inflation;

     -    weather variations and other natural phenomena;

     - commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

     -    actions by rating agencies;

     - non-payment for our services due to financial distress of our customers, including Reliant Resources;

     - the outcome of the pending securities lawsuits against us, Reliant Energy and Reliant Resources;

     - the ability of Reliant Resources to satisfy its obligations to us including indemnity obligations and obligations to pay the "price to beat" clawback; and

     -    other factors discussed in Item 1 of this report under "Risk Factors."


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            CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
        (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


(e) REGULATORY ASSETS AND LIABILITIES

     The Company applies the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). The following is a list of regulatory assets/liabilities reflected on the Company's Consolidated Balance Sheets as of December 31, 2002 and 2003:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           2002        2003
                                                                         --------    --------
                                                                            (IN MILLIONS)
Recoverable Electric Generation-Related Regulatory Assets, net:
   Recoverable electric generation plant mitigation ..................      2,051       2,116
   Excess mitigation liability .......................................       (969)       (778)
                                                                         --------    --------
       Net electric generation plant mitigation asset ................      1,082       1,338
   Excess cost over market (ECOM/capacity auction) true-up ...........        697       1,357
   Texas Genco distribution/impairment ...............................         --         399
   Regulatory tax asset ..............................................        175         119
   Final fuel under/(over) recovery balance ..........................         64         (98)
   Other 2004 True-Up Proceeding items ...............................         53         119
                                                                         --------    --------
   Total 2004 Recoverable Electric Generation-Related Regulatory
    Assets............................................................      2,071       3,234
Securitized regulatory asset .........................................        706         682
Unamortized loss on reacquired debt ..................................         58          80
Estimated removal costs ..............................................         --        (232)
Other long-term regulatory assets/liabilities ........................         26          24
                                                                         --------    --------
  Total ..............................................................   $  2,861    $  3,788
                                                                         ========    ========

     If events were to occur that would make the recovery of these assets and liabilities no longer probable, the Company would be required to write off or write down these regulatory assets and liabilities. In addition, the Company would be required to determine any impairment of the carrying costs of plant and inventory assets. Because estimates of the fair value of Texas Genco are required, the financial impacts of the Texas electric restructuring law with respect to the final determination of stranded costs are subject to material changes. Factors affecting such changes may include estimation risk, uncertainty of future energy and commodity prices and the economic lives of the plants. See
Note 4(a) for additional discussion of regulatory assets.

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(4) REGULATORY MATTERS

(a) TRUE-UP COMPONENTS AND SECURITIZATION

     The Texas Electric Restructuring Law. In June 1999, the Texas legislature adopted the Texas Electric Choice Plan (the Texas electric restructuring law), which substantially amended the regulatory structure governing electric utilities in order to allow and encourage retail competition which began in January 2002. The Texas electric restructuring law required the separation of the generation, transmission and distribution, and retail sales functions of electric utilities into three different units. Under the law, neither the generation function nor the retail function is subject to traditional cost of service regulation, and the generation and the retail function are each operated on a competitive basis. The transmission and distribution function that the Company performs remains subject to traditional utility rate regulation. The Company recovers the cost of its service through an energy delivery charge approved by the Texas Utility Commission.

     Under the Texas electric restructuring law, transmission and distribution utilities in Texas, such as the Company, whose generation assets were "unbundled" may recover, following a regulatory proceeding to be held in 2004 (2004 True-Up Proceeding) as further discussed below in "--2004 True-Up Proceeding":

     - "stranded costs," which consist of the positive excess of the net regulatory book value of generation assets, as defined, over the market value of the assets, taking specified factors into account;

     - the difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period;

     - the Texas jurisdictional amount reported by the previously vertically integrated electric utilities as generation-related regulatory assets and liabilities (offset and adjusted by specified amounts) in their audited financial statements for 1998;

     -    final fuel over- or under-recovery; less

     -    "price to beat" clawback components.

     The Texas electric restructuring law permits transmission and distribution utilities to recover the true-up components through transition charges on retail electric customers' bills, to the extent that such components are established in certain regulatory proceedings. These transition charges are non-bypassable, meaning that they must be paid by essentially all customers and cannot, except in limited circumstances, be avoided by switching to self-generation. The law also authorizes the Texas Utility Commission to permit those utilities to issue transition bonds based on the securitization of revenues associated with the transition charges. The Company recovered a portion of its regulatory assets in 2001 through the issuance of transition bonds. For a further discussion of these matters, see "--Securitization" below.

     The Texas electric restructuring law also provides specific regulatory remedies to reduce or mitigate a utility's stranded cost exposure. During a base rate freeze period from 1999 through 2001, earnings above the utility's authorized rate of return formula were required to be applied in a manner to accelerate depreciation of generation-related plant assets for regulatory purposes if the utility was expected to have stranded costs. In addition, depreciation expense for transmission and distribution-related assets could be redirected to generation assets for regulatory purposes during that period if the utility was expected to have stranded costs. The Company undertook both of these remedies provided in the Texas electric restructuring law, but in a rate order issued in October 2001, the Texas Utility Commission required the Company to reverse those actions. For a further discussion of these matters, see "--Mitigation" below.

     2004 True-Up Proceeding. In 2004, the Texas Utility Commission will conduct true-up proceedings for investor-owned utilities. The purpose of the true-up proceeding is to quantify and reconcile the amount of the true-up components. The true-up proceeding will result in either additional charges being assessed on, or credits being issued to, retail electric customers. The Company expects to make the filing to initiate its final true-up proceeding on March 31, 2004. The Texas electric restructuring law requires a final order to be issued by the Texas Utility Commission not more than 150 days after a proper filing is made by the regulated utility, although under its rules the Texas Utility Commission can extend the 150-day deadline for good cause. Any delay in the final order date will result in a delay in the securitization of the Company's true-up components and the implementation of the non-bypassable charges to described above, and could delay the recovery of carrying costs on the true-up components determined by the Texas Utility Commission.

     The Company will be required to establish and support the amounts it seeks to recover in the 2004 True-Up Proceeding. Third parties will have the opportunity and are expected to challenge the Company's calculation of these amounts. To the extent recovery of a portion of these amounts is denied or if the Company agrees to forego recovery of a portion of the request under a settlement agreement, the Company would be unable to recover those amounts in the future.

     Following adoption of the true-up rule by the Texas Utility Commission in 2001, the Company appealed certain provisions of the rule that permitted interest to be recovered on stranded costs only from the date of the Texas Utility Commission's final order in the 2004 True-Up Proceeding, instead of from January 1, 2002 as the Company contends is required by law. On January 30, 2004, the Texas Supreme Court granted the Company's petition for review of the true-up rule. Oral arguments were heard on February 18, 2004. The decision by the Court is pending. The Company has not accrued interest income on stranded costs in its consolidated financial statements, but estimates such interest income would be material to the Company's consolidated financial statements.

     Stranded Cost Component. The Company will be entitled to recover stranded costs through a transition charge to its customers if the regulatory net book value of generating plant assets exceeds the market value of those assets. The regulatory net book value of generating plant assets is the balance as of December 31, 2001 plus certain costs incurred for reductions in emissions of oxides of nitrogen (NOx), any above-market purchased power contracts and certain other amounts. The market value will be equal to the average daily closing price on The New York Stock Exchange for publicly held shares of Texas Genco common stock for 30 consecutive trading days chosen by the Texas Utility Commission out of the last 120 trading days immediately preceding the true-up filing, plus a control premium, up to a maximum of 10%, to the extent included in the valuation determination made by the Texas Utility Commission. If Texas Genco is sold to a third party at a lower price than the market value used by the Texas Utility Commission, the Company would be unable to recover the difference.

     ECOM True-Up Component. The Texas Utility Commission used a computer model or projection, called an excess cost over market (ECOM) model, to estimate stranded costs related to generation plant assets. Accordingly, the Texas Utility Commission estimated the market power prices that would be received in the generation capacity auctions mandated by the Texas electric restructuring law during 2002 and 2003. Any difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period will be a component of the 2004 True-Up Proceeding. In accordance with the Texas Utility Commission's rules regarding the ECOM True-Up, for the years ended December 31, 2002 and 2003, the Company recorded approximately $697 million and $661 million, respectively, in non-cash ECOM True-Up revenue. ECOM True-Up revenue is recorded as a regulatory asset and totaled $1.4 billion as of December 31, 2003.

     In 2003, some parties sought modifications to the true-up rules. Although the Texas Utility Commission denied that request, the Company expects that issues could be raised in the 2004 True-Up Proceeding regarding its compliance with the Texas Utility Commission's rules regarding the ECOM true-up, including whether Texas Genco has auctioned all capacity it is required to auction in view of the fact that some capacity has failed to sell in the state-mandated auctions. The Company believes Texas Genco has complied with the requirements under the applicable rules, including re-offering the unsold capacity in subsequent auctions. If events were to occur during the

2004 True-Up Proceeding that made the recovery of the ECOM true-up regulatory asset no longer probable, the Company would write off the unrecoverable balance of that asset as a charge against earnings.

     Fuel Over/Under Recovery Component. The Company and Texas Genco filed their joint application to reconcile fuel revenues and expenses with the Texas Utility Commission in July 2002. This final fuel reconciliation filing covered reconcilable fuel expense and interest of approximately $8.5 billion incurred from August 1, 1997 through January 30, 2002. In January 2003, a settlement agreement was reached, as a result of which certain items totaling $24 million were written off during the fourth quarter of 2002 and items totaling $203 million were carried forward for later resolution by the Texas Utility Commission. In late 2003, a hearing was concluded on those remaining issues. On March 4, 2004, an Administrative Law Judge (ALJ) recommended that CenterPoint Houston not be allowed to recover $87 million in fuel expenses incurred during the reconciliation period. CenterPoint Houston will contest this recommendation when the Texas Utility Commission considers the ALJ's conclusions on April 15, 2004. However, since the recovery of this portion of the regulatory asset is no longer probable, CenterPoint Houston reserved $117 million, including interest, in the fourth quarter of 2003. The ALJ also recommended that $46 million be recovered in the 2004 True-Up Proceeding rather than in the fuel proceeding. The results of the Texas Utility Commission's decision will be a component of the 2004 True-Up Proceeding.

     "Price to Beat" Clawback Component. In connection with the implementation of the Texas electric restructuring law, the Texas Utility Commission has set a "price to beat" that retail electric providers affiliated or formerly affiliated with a former integrated utility must charge residential and small commercial customers within their affiliated electric utility's service area. The true-up provides for a clawback of the "price to beat" in excess of the market price of electricity if 40% of the "price to beat" load is not served by a other retail electric providers by January 1, 2004. Pursuant to the Texas electric restructuring law and a master separation agreement entered into in connection with the September 30, 2002 spin-off of the CenterPoint Energy's interest in Reliant Resources, Inc. (Reliant Resources) to its shareholders, Reliant Resources is obligated to pay the Company for the clawback component of the true-up. Based on an order issued on February 13, 2004 by the Texas Utility Commission, the clawback will equal $150 times the number of residential customers served by Reliant Resources in the Company's service territory, less the number of residential customers served by Reliant Resources outside the Company's service territory, on January 1, 2004. As reported in Reliant Resources' Annual Report on Form 10-K for the year ended December 31, 2003, Reliant Resources expects that the clawback payment will be $175 million. The clawback will reduce the amount of recoverable costs to be determined in the 2004 True-Up Proceeding.

      Securitization. The Texas electric restructuring law provides for the use of special purpose entities to issue transition bonds for the economic value of generation-related regulatory assets and stranded costs. These transition bonds will be amortized over a period not to exceed 15 years through non-bypassable transition charges. In October 2001, a special purpose subsidiary of the Company issued $749 million of transition bonds to securitize certain generation-related regulatory assets. These transition bonds have a final maturity date of September 15, 2015 and are non-recourse to the Company and its subsidiaries other than to the special purpose issuer. Payments on the transition bonds are made out of funds from non-bypassable transition charges.

     The Company expects that upon completion of the 2004 True-Up Proceeding, it will seek to securitize the amounts established for the true-up components. Before the Company can securitize these amounts, the Texas Utility Commission must conduct a proceeding and issue a financing order authorizing the Company to do so. Under the Texas electric restructuring law, the Company is entitled to recover any portion of the true-up balance not securitized by transition bonds through a non-bypassable competition transition charge.

     Mitigation. In an order issued in October 2001, the Texas Utility Commission established the transmission and distribution rates that became effective in January 2002. The Texas Utility Commission determined that the Company has overmitigated its stranded costs by redirecting transmission and distribution depreciation and by accelerating depreciation of generation assets as provided under its transition plan and the Texas electric restructuring law. In this final order, the Company was required to reverse the amount of redirected depreciation ($841 million) and accelerated depreciation ($1.1 billion) taken for regulatory purposes as allowed under the transition plan and the Texas electric restructuring law. In accordance with the order, the Company recorded a regulatory liability of $1.1 billion to reflect the prospective refund of the accelerated depreciation, and in January

2002 the Company began refunding excess mitigation credits, which are to be refunded over a seven-year period. The annual refund of excess mitigation credits is approximately $238 million. As of December 31, 2002 and 2003, the Company had recorded net electric plant mitigation regulatory assets of $1.1 billion and $1.3 billion, respectively, based on the Company's expectation that these amounts will be recovered in the 2004 True-Up Proceeding as stranded costs. In the event that the excess mitigation credits prove to have been unnecessary and the Company is determined to have stranded costs, excess mitigation credits will be included in the stranded costs to be recovered. In June 2003, the Company sought authority from the Texas Utility Commission to terminate these credits based on then current estimates of what that final determination would be. The Texas Utility Commission denied the request in January 2004.

(b) AGREEMENTS RELATED TO TEXAS GENERATING ASSETS

     Texas Genco is the beneficiary of decommissioning trusts that have been established to provide funding for decontamination and decommissioning of the South Texas Project in which Texas Genco owns a 30.8% interest. The Company collects through rates or other authorized charges to its electric utility customers amounts designated for funding the decommissioning trusts, and deposits these amounts into the decommissioning trusts. Upon decommissioning of the facility, in the event funds from the trusts are inadequate, the Company or its successor will be required to collect through rates or other authorized charges to customers as contemplated by the Texas Utilities Code all additional amounts required to fund Texas Genco's obligations relating to the decommissioning of the facility. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trusts, the excess will be refunded to the ratepayers of the Company or its successor. The Company currently funds $2.9 million a year to trusts established to fund Texas Genco's share of the decommissioning costs for the South Texas Project.


(7) EMPLOYEE BENEFIT PLANS

(a) PENSION PLANS

    Substantially all of the Company's employees participate in CenterPoint Energy's qualified non-contributory pension plan. Under the cash balance formula, participants accumulate a retirement benefit based upon 4% of eligible earnings and accrued interest. Prior to 1999, the pension plan accrued benefits based on years of service, final average pay and covered compensation. As a result, certain employees participating in the plan as of December 31, 1998 are eligible to receive the greater of the accrued benefit calculated under the prior plan through 2008 or the cash balance formula.

    CenterPoint Energy's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. Pension expense is allocated to the Company based on covered employees. This calculation is intended to allocate pension costs in the same manner as a separate employer plan. Assets of the plan are not segregated or restricted by CenterPoint Energy's participating subsidiaries. Pension benefit was $6 million for the year ended December 31, 2001. The Company recognized pension expense of $7 million and $26 million for the years ended December 31, 2002 and 2003, respectively.

    In addition to the plan, the Company participates in CenterPoint Energy's non-qualified benefit restoration plan, which allows participants to retain the benefits to which they would have been entitled under the non-contributory pension plan except for federally mandated limits on these benefits or on the level of compensation on which these benefits may be calculated. The expense associated with the non-qualified pension plan was less than $1 million for the years ended December 31, 2001, 2002 and 2003, respectively.

(9) COMMITMENTS AND CONTINGENCIES

(a) LEASE COMMITMENTS

     The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases at December 31, 2003, which primarily consist of rental agreements for building space, data processing equipment and vehicles, including major work equipment (in millions).

2004..........................   $    6
2005..........................        6
2006..........................        6
2007..........................        6
2008..........................        3
                                 ------
  Total                          $   27
                                 ======

    Total lease expense for all operating leases was approximately $5 million during each of the years ended December 31, 2001, 2002 and 2003, respectively.

(b) LEGAL MATTERS

Legal Matters

     Reliant Resources Indemnified Litigation.

     The Company, CenterPoint Energy or their predecessor, Reliant Energy, and certain of their former subsidiaries are named as defendants in several lawsuits described below. Under a master separation agreement between Reliant Energy and Reliant Resources, CenterPoint Energy and its subsidiaries are entitled to be indemnified by Reliant Resources for any losses, including attorneys' fees and other costs, arising out of the lawsuits described below under Electricity and Gas Market Manipulation Cases and Other Class Action Lawsuits. Pursuant to the indemnification obligation, Reliant Resources is defending CenterPoint Energy and its subsidiaries to the extent named in these lawsuits. The ultimate outcome of these matters cannot be predicted at this time.

     Electricity and Gas Market Manipulation Cases. A large number of lawsuits have been filed against numerous market participants and remain pending in both federal and state courts in California and Nevada in connection with the operation of the electricity and natural gas markets in California and certain other western states in 2000-2001, a time of power shortages and significant increases in prices. These lawsuits, many of which have been filed as class actions, are based on a number of legal theories including violation of state and federal antitrust laws, laws against unfair and unlawful business practices, the federal Racketeer Influenced Corrupt Organization Act, false claims statutes and similar theories and breaches of contracts to supply power to governmental entities. Plaintiffs in these lawsuits, which include state officials and governmental entities as well as private litigants, are seeking a variety of forms of relief, including recovery of compensatory damages (in some cases in excess of $1 billion), a trebling of compensatory damages and punitive damages, injunctive relief, restitution, interest due, disgorgement, civil penalties and fines, costs of suit, attorneys' fees and divestiture of assets. To date, some of these complaints have been dismissed by the trial court and are on appeal, but most of the lawsuits remain in early procedural stages. CenterPoint Energy's former subsidiary, Reliant Resources, was a participant in the California markets, owning generating plants in the state and participating in both electricity and natural gas trading in that state and in western power markets generally. Reliant Resources, some of its subsidiaries and in some cases, corporate officers of some of those companies, have been named as defendants in these suits. The Company, CenterPoint Energy or their predecessor, Reliant Energy, have also been named in approximately 25 of these lawsuits, which were instituted in 2002 and 2003 and are pending in state courts in San Diego, San Francisco and Los Angeles Counties and in federal district courts in San Francisco, San Diego, Los Angeles and Nevada. However, neither CenterPoint Energy nor Reliant Energy was a participant in the electricity or natural gas in California. The Company and Reliant Energy have been dismissed from certain of the lawsuits, either voluntarily by the plaintiffs or by order of the court and the Company believes it is not a proper defendant in the remaining cases and will continue to seek dismissal from the remaining cases.

     Other Class Action Lawsuits. Fifteen class action lawsuits filed in May, June and July 2002 on behalf of purchasers of securities of Reliant Resources and/or Reliant Energy have been consolidated in federal district court in Houston. Reliant Resources and certain of its former and current executive officers are named as defendants. Reliant Energy is also named as a defendant in seven of the lawsuits. Two of the lawsuits also name as defendants the underwriters of the initial public offering of Reliant Resources common stock in May 2001 (Reliant Resources Offering). One lawsuit names Reliant Resources' and Reliant Energy's independent auditors as a defendant. The consolidated amended complaint seeks monetary relief purportedly on behalf of purchasers of common stock of Reliant Energy or Reliant Resources during certain time periods ranging from February 2000 to May 2002, including purchasers of common stock that can be traced to the Reliant Resources Offering. The plaintiffs allege, among other things, that the defendants misrepresented their revenues and trading volumes by engaging in round-trip trades and improperly accounted for certain structured transactions as cash-flow hedges, which resulted in earnings from these transactions being accounted for as future earnings rather than being accounted for as earnings in fiscal year 2001. In January 2004 the trial judge dismissed the plaintiffs' allegations that the defendants had engaged in fraud but claims based on alleged misrepresentations in the registration statement issued in the Reliant Resources Offering remain.

     In February 2003, a lawsuit was filed by three individuals in federal district court in Chicago against CenterPoint Energy and certain former and current officers of Reliant Resources for alleged violations of federal securities laws. The plaintiffs in this lawsuit allege that the defendants violated federal securities laws by issuing false and misleading statements to the public, and that the defendants made false and misleading statements as part of an alleged scheme to inflate artificially trading volumes and revenues. In addition, the plaintiffs assert claims of fraudulent and negligent misrepresentation and violations of Illinois consumer law. In January 2004 the trial judge ordered dismissal of plaintiffs' claims on the ground that they did not set forth a claim, but granted the plaintiffs leave to amend their complaint.

     In May 2002, three class action lawsuits were filed in federal district court in Houston on behalf of participants in various employee benefits plans sponsored by Reliant Energy. Reliant Energy and its directors are named as defendants in all of the lawsuits. Two of the lawsuits have been dismissed without prejudice. The remaining lawsuit alleges that the defendants breached their fiduciary duties to various employee benefits plans, directly or indirectly sponsored by Reliant Energy, in violation of the Employee Retirement Income Security Act. The plaintiffs allege that the defendants permitted the plans to purchase or hold securities issued by Reliant Energy when it was imprudent to do so, including after the prices for such securities became artificially inflated because of alleged securities fraud engaged in by the defendants. The complaints seek monetary damages for losses suffered on behalf of the plans and a putative class of plan participants whose accounts held Reliant Energy or Reliant Resources securities, as well as equitable relief in the form of restitution. In January 2004 the trial judge dismissed the complaints against a number of defendants, but allowed the case to proceed against members of the Reliant Energy benefits committee.

     In October 2002, a derivative action was filed in the federal district court in Houston, against the directors and officers of CenterPoint Energy. The complaint sets forth claims for breach of fiduciary duty, waste of corporate assets, abuse of control and gross mismanagement. Specifically, the shareholder plaintiff alleges that the defendants caused CenterPoint Energy to overstate its revenues through so-called "round trip" transactions. The plaintiff also alleges breach of fiduciary duty in connection with the spin-off of Reliant Resources and the Reliant Resources Offering. The complaint seeks monetary damages on behalf of CenterPoint Energy as well as equitable relief in the form of a constructive trust on the compensation paid to the defendants. In March 2003, the court dismissed this case on the grounds that the plaintiff did not make an adequate demand on the CenterPoint Energy before filing suit. Thereafter, the plaintiff sent another demand asserting the same claims.

     CenterPoint Energy's board of directors investigated that demand and similar allegations made in a June 28, 2002 demand letter sent on behalf of a CenterPoint Energy shareholder. The latter letter demanded that CenterPoint Energy take several actions in response to alleged round-trip trades occurring in 1999, 2000, and 2001. In June 2003, the Board determined that these proposed actions would not be in the best interests of CenterPoint Energy.

     CenterPoint Energy believes that none of the lawsuits described under "Other Class Action Lawsuits" has merit because, among other reasons, the alleged misstatements and omissions were not material and did not result in any damages to any of the plaintiffs.

     Other Legal Matters

     Texas Antitrust Action. In July 2003, Texas Commercial Energy filed a lawsuit against Reliant Energy, Reliant Resources, Reliant Electric Solutions, LLC, several other Reliant Resources subsidiaries and several other participants in the ERCOT power market in federal court in Corpus Christi, Texas. The plaintiff, a retail electricity provider in the Texas market served by ERCOT, alleges that the defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws and committed fraud and negligent misrepresentation. The lawsuit seeks damages in excess of $500 million, exemplary damages, treble damages, interest, costs of suit and attorneys' fees. In February 2004, this complaint was amended to add the Company and CenterPoint Energy, as successors to Reliant Energy, and Texas Genco, LP as defendants. The plaintiff's principal allegations have previously been investigated by the Texas Utility Commission and found to be without merit. The Company also believes the plaintiff's allegations are without merit and will seek their dismissal.

     Municipal Franchise Fee Lawsuits. In February 1996, the cities of Wharton, Galveston and Pasadena (Three Cities) filed suit, for themselves and a proposed class of all similarly situated cities in Reliant Energy's electric service area, against Reliant Energy and Houston Industries Finance, Inc. (formerly a wholly owned subsidiary of the Company's predecessor, Reliant Energy) alleging underpayment of municipal franchise fees. The plaintiffs claimed that they were entitled to 4% of all receipts of any kind for business conducted within these cities over the previous four decades. After a jury trial of the original claimant cities (but not the class of cities), the trial court decertified the class and reduced the damages awarded by the jury to $1.7 million, including interest, plus an award of $13.7 million in legal fees. Despite other jury findings for the plaintiffs, the trail court's judgment was based on the jury's finding in favor of Reliant Energy on the affirmative defense of laches, a defense similar to a statute of limitations defense, due to the original claimant cities having unreasonably delayed bringing their claims during the 43 years since the alleged wrongs began. Following this ruling, 45 cities filed individual suits against Reliant Energy in the District Court of Harris County.

     On February 27, 2003, a state court of appeals in Houston rendered an opinion reversing the judgment against the CenterPoint Energy and rendering judgment that the Three Cities take nothing by their claims. The court of appeals found that the jury's finding of laches barred all of the Three Cities' claims and that the Three Cities were not entitled to recovery of any attorneys' fees. The Three Cities filed a petition for review at the Texas Supreme Court which declined to hear the case, although the time period for the Three Cities to file a motion for rehearing has not yet expired. The extent to which issues in the Three Cities case may affect the claims of the other cities served by the Company cannot be assessed until judgments are final and no longer subject to appeal.

Other Proceedings

     The Company is involved in other legal, environmental, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Some of these proceedings involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.